
October 29, 2021

Brian C. Essman
Chief Financial Officer and Treasurer
BioHiTech Global, Inc.
80 Red Schoolhouse Road, Suite 101
Chestnut Ridge, NY 10977

>   **Re: BioHiTech Global, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 22, 2021**
>   **File No. 333-260433**

Dear Mr. Essman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ryan Lichtenfels at 202-551-6001 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services

cc: Peter Campitiello, Esq.